Consent of Independent Registered Public Accounting Firm

The board of directors
Statoil ASA

We consent to the incorporation by reference in the registration statement (No. 333 168426) on Form S-8 of Statoil ASA and in the registration statement (No. 333-211232) on Form F-3ASR of Statoil ASA and Statoil Petroleum AS of our reports dated 9 March 2017, with respect to the consolidated balance sheets of Statoil ASA as of 31 December 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2016, and the effectiveness of internal control over financial reporting as of 31 December 2016, which reports appear in the 31 December 2016 annual report on Form 20-F of Statoil ASA.

Our report with respect to the 2016 consolidated financial statements refers to a change in presentation currency from Norwegian Kroner to US Dollar.

/s/ KPMG AS

Stavanger, Norway
17 March 2017